IGLER AND PEARLMAN, P.A.

August 5, 2021

Securities and Exchange Commission

Division of Corporation Finance

Attention: Jessica Livingston, David Lin,

William Schroeder, and Benjamin Phippen

Re:	BayFirst Financial Corp. Registration Statement on Form S-1
Filed May 11, 2021 File No. 333-256009

Ladies and Gentlemen:

On behalf BayFirst Financial Corp. (the “Company”), please accept this letter as the Company’s responses to certain of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in its letter dated June 7, 2021 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1. Each addressed comment from the Comment Letter is restated below prior to the response to such comment.

Principal and Registered Stockholders, page 63

9.

We note the row in the table for “Other Registered Stockholders.” Please revise to name these selling stockholders individually and disclose the amount of securities to be offered for each stockholder’s account as well as the amount and (if one percent or more) the percentage of the class to be owned by such stockholder after completion of the offering. Refer to Item 507 of Regulation S-K.

Response: The Company requests that the Staff allow disclosure of certain selling stockholders by class, rather than individually. We note that other recent registrants have aggregated certain selling shareholders by class. As examples, we note Spotify Technology S.A. (Registration No. 333-223300) and Slack Technologies, Inc. (Registration No. 333-231041).

As of June 30, 2021, the Company has 706 registered shareholders. To name each of them would: (i) be overly burdensome on the Company; (ii) disclose unnecessary information about owners of small amounts of Company stock; and (iii) not provide material information to investors.

In addition to disclosing specific information regarding Company directors and executive officers, the Company will amend its Registration Statement to include specific disclosures regarding: (i) each holder of 1% or more of the Company’s outstanding shares; (ii) each shareholder who has a material relationship with the Company (as discussed in response to comment 10); (iii) the absence of registered broker-dealer shareholders; and (iv) all current and former employees of the Company and its subsidiary whose holdings are not disclosed individually. The content of this disclosure is attached to this letter as Appendix A.

August 5, 2021

The disclosed amounts do not represent a level of ownership which indicates that the Company is using any of these classes of shareholders as a conduit for further distribution of Company stock. This conclusion is further supported by the discussion of the history of the Company’s offerings disclosed in response to comment 11.

These increased disclosures provide relevant information about both the relationships between the selling shareholders and the Company, and that shareholders are not engaged in the business of buying, selling, or underwriting the sale of securities. Additional, personal information about specific shareholders will not provide disclosure relevant to determining whether the Company is using this registration to effect a primary offering.

10.

Please disclose any position, office or other material relationship that any selling stockholder has had within the past three years with you or any of your predecessors or affiliates. For each selling stockholder that is not a natural person, disclose Item 507 information about any persons (entities or natural persons) who have control over the selling entity, including such person’s identity and the nature of such person’s material relationship. See Item 507 of Regulation S-K. For additional guidance, see Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: In addition to the disclosure of specific information regarding Company directors and executive officers, the Company will amend its Registration Statement to include disclosure of stock ownership by its former directors and executive officers and current and former employees of the Company and its subsidiary as a class. The Company has determined that there are no other shareholders with a material relationship with the Company.

11.

Please revise to describe the transactions in which the selling stockholders acquired their shares, including the dates of the transactions and the amount of consideration paid. If the transactions occurred within the last three years and were unregistered, please include disclosure responsive to Item 701 of Regulation S-K.

Response: The Company will amend the Registration Statement to also disclose information about the Company’s historical issuances of shares. This disclosure shows the Company has distributed its stock through a wide variety of private placements and stock plans, to a large number of diverse shareholders, over many years, with the intermittent involvement of sales agents. This diversity of distribution is consistent with an issuer raising capital as needed to support its growth over an extended period of time and in providing stock benefits to its directors and employees. The Company’s stock issuance history is not indicative of an issuer seeking to use its shareholders as a conduit for a primary offering. Such a transaction would likely involve more recent and concentrated issuances of shares, as well as the sale of stock to broker-dealers.

Specifically, we note that approximately 90% of the Company’s shares have been outstanding since before 2020, and approximately 88% of the shares have been outstanding since before 2019. The extended passage of time from issuance to registration indicates that the Company is not using registration as a means to complete a primary offering. Rather, it is consistent with the Company’s stated purpose, to register all shareholders’ shares at the same time, to provide them all with increased liquidity.

August 5, 2021

Similarly, to the Company’s knowledge, no shares of Company stock are held by registered broker-dealers. This indicates that the Company did not seek to sell its stock to parties who are engaged in the business of buying, selling, or underwriting the sale of securities.

Based on the foregoing response, we believe it is evident that the Company has not used its capital raising activities to effect a further distribution of shares.

General

15.

Because of the size and nature of the transaction being registered compared to the number of your outstanding shares held by non-affiliates, it is unclear whether the transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4) of the Securities Act. Please provide a detailed legal analysis regarding why the offering should not be viewed as an indirect, primary transaction and why the selling stockholders should not be viewed as underwriters. Refer to Interpretation 612.09 in our Securities Act Rules Compliance and Disclosure Interpretations, available on our website. Note that we may have additional comments on your analysis and may request additional disclosure upon review of your response.

Response: The Company is not using the registration process to effect a primary offering. The Company is pursuing registration of its shares as the initial step in transitioning its stock from an illiquid, private security, to a more liquid, exchange traded security. As disclosed in the Registration Statement, the Company intends to obtain a Nasdaq listing for the shares of its common stock.

In filing the Registration Statement, the Company is seeking to register all of its outstanding shares of common stock (as well as the shares of common stock to be issued upon the exercise or conversion of warrants), so that Company shareholders will have improved liquidity of their investment. By seeking to register all shares, as opposed to only shares acquired in certain transactions or by certain classes of shareholders, the Company will treat all of its shareholders equally. Each shareholder will be able to decide individually whether to hold, sell, or otherwise transfer Company shares.

The Company has not made any commitment to any shareholder regarding registering any shares. Nor has the Company requested that any shareholder sell or transfer any shares. Significantly, each purchaser of stock in each Company private placement made an affirmative representation that the investor was purchasing the stock for the shareholder’s own account and not for distribution.

Based on the foregoing and the responses to the preceding comments, we believe it is clear that the Company is not engaging in a primary distribution by pursuing registration of all of its outstanding shares of common stock.

August 5, 2021

We thank you for your consideration of the foregoing. Please contact me should you have any additional questions or comments.

Sincerely,

IGLER AND PEARLMAN, P.A.

/s/ Richard Pearlman

Richard Pearlman

cc:	Robin L. Oliver, Chief Financial Officer, BayFirst Financial Corp.

APPENDIX A

PRINCIPAL AND REGISTERED STOCKHOLDERS

The following table sets forth:

•

certain information with respect to the beneficial ownership of our common stock as of June 30, 2021, for: (i) each of our current and former executive officers; (ii) each of our directors; (iii) all of our directors and executive officers as a group; (iv) each holder of 1% or greater of our outstanding common stock; (v) all current and former employees not disclosed individually; (vi) all registered broker-dealers; and (vii) all other Registered Shareholders as a group.

•	the number of shares of common stock held by and registered for resale by means of this prospectus for the Registered Stockholders.

The Registered Stockholders may, or may not, elect to sell their shares of common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the OTCQX, on Nasdaq, if and when our listing application is approved and our stock is listed on Nasdaq, or through other means at prevailing market prices. As such, we will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur. See the section titled “Plan of Distribution.”

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders may sell all, some, or none of the shares of common stock covered by this prospectus, we cannot determine the number of such shares of common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of common stock that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, shares of common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.

We currently intend to use our reasonable efforts to keep the Registration Statement effective for a period of 90 days after the effectiveness of the Registration Statement.

We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of the shares of common stock by the Registered Stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options or warrants that are exercisable within 60 days of June 30, 2021 to be outstanding and to be beneficially owned by the person holding the option or warrants for the purpose of computing the percentage ownership of that person. However, we did not deem these shares subject to stock options or warrants outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock in the table below on 3,867,414.49 shares outstanding as of June 30, 2021 (as adjusted for the three-for-two stock split effective May 10, 2021).

The address of each beneficial owner listed in the table below is care of First Home Bank, First Home Bank Executive Center, 700 Central Avenue, St. Petersburg, Florida 33701. Other than Mark S. Berset, we are aware of no shareholder who owns 5% or more of our total shares outstanding.

	Number of Shares(1)	Right to Acquire(2)	Percent

Directors and Executive Officers
George Apostolou	86,244.46	9,300.00	2.46%
Lewis Benner	1,036.06	2,145.00	0.08%
Derek S. Berset	53,061.57	9,300.00	1.61%
Mark S. Berset	271,948.23	17,115.00	7.44%
Dennis R. DeLoach, III	27,958.47	3,900.00	0.82%
Alexander Harris	107.00	—	0.00%
Tarek Helal	20,550.15	9,300.00	0.77%
Trifon Houvardas	31,075.37	9,300.00	1.04%
Brandi N. Jaber	1,537.83	2,235.00	0.10%
Anthony N. Leo	24,294.34	21,450.00	1.18%
Matthew M. Luckey	4,295.25	8,385.00	0.33%
Robin L. Oliver	1,208.12	3,150.00	0.11%
Christos Politis, M.D.	40,590.00	9,300.00	1.29%
Anthony Saravanos	47,437.04	13,350.00	1.57%
Bradly W. Spoor	21,227.80	9,300.00	0.79%
Harold J. Winner	48,596.12	13,725.00	1.61%
Thomas G. Zernick	5,836.36	8,385.00	0.37%
Barbara J. Zipperian	1,500.00	—	0.04%

Directors and Executive Officers as a Group (18 people)	688,504.17	149,640.00	20.86%

Other Owners of > 1% of Outstanding Shares
James A. Masiello Revocable Trust(3)	162,019.19	—	4.19%
Felix & Fiona, LLC(4)	154,733.87	—	4.00%
Banc Fund IX, LP(5)	133,593.00	—	3.45%
Second First DeNovo, LP(6)	123,600.00	—	3.20%
Bruce Lucas(7)	154,584.88	—	4.00%
Patrick E. Malloy III Living Trust(8)	62,496.00	—	1.62%

Former Directors
Dennis R. DeLoach, Jr.	33,749.52	9,300.00	1.11%
Paresh & Neha Patel(9)	92,460.00	—	2.39%
Crystal D. Persaud(10)	55,500.00	—	1.62%

Former Executive Officers
Matthew A. McDonald(11)	6,011.49	—	0.16%
Brandon J. Roth(12)	794.00	—	0.02%

Other Current and Former Employees(13)	95,404.00	24,389.00	3.08%

Other Registered Stockholders	2,103,964.37	—	54.40%

(1)	Includes shares for which the named person:

•	has sole voting and investment power;

•	has shared voting and investment power with a spouse, or

•	holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2)	Shares covered by stock options or warrants that are exercisable within sixty (60) days of June 30, 2021.
(3)	James A. Masiello Revocable Trust’s address is 15740 Waite Island Drive, Fort Myers, Florida 33908. James A. Masiello has investment and voting control over these shares.
(4)	Felix & Fiona, LLC’s address is 1028 Friendly Way S., St. Petersburg, Florida 33705. Mansoor Nematbakhsh has investment and voting control over these shares.
(5)	Banc Fund IX, LP’s address is 20 N. Wacker Drive, Suite 3300, Chicago, Illinois 60606. Charles Moore has investment and voting control over these shares.
(6)	Second First DeNovo LP’s address is 399 Park Avenue, New York, New York 10022. Arthur Stainman has investment and voting control over these shares.
(7)	Mr. Lucas’s address is 9139 Tillinghast Drive, Tampa, Florida 33626.
(8)	Patrick E. Malloy III Living Trust’s address is 1A Bay Street, Sag Harbor, New York 11963. Patrick E. Malloy has investment and voting control over these shares.
(9)	Dr. and Mrs. Patel’s address is 1520 Gulf Boulevard, Apartment 1706, Clearwater, Florida 33767.
(10)	Ms. Persaud’s address is 975 Allamanda Drive, Delray Beach, Florida 33483.
(11)	Mr. McDonald’s address is 652 Saxony Boulevard, St. Petersburg, Florida 33716.
(12)	Mr. Roth’s address is 8491 141st Street N., Seminole, Florida 33776.
(13)	Excludes current and former executive officers

The following table discloses details about the Company’s stock offerings in which the Registered Shareholders acquired their shares from 2013 to 2021 (as adjusted for the three-for-two split effective May 10, 2021). Such offerings were private placements conducted pursuant to the exemptions from registration contemplated by SEC Rule 506(b) and Section 4(a)(2) of the Securities Act of 1933, as amended.

Date	Number of Shares	Proceeds	Sales Agent	Commissions
2013	322,290	$2,148,600	—	—
2014	75,300	502,000	—	—
2015	31,464	226,336	—	—
2016	285,990	2,859,900	—	—
2017	825,758	10,501,143	Skyway Capital Markets, LLC and Donnelley Penman Partners	$343,132
2018	318,483	5,432,630	Skyway Capital Markets, LLC	186,700
2019	172,784	4,533,428	Skyway Capital Markets, LLC	$133,482
2021	34,365	702,228	—	—

Prior to the Company’s reorganization into a bank holding company structure, from 1999 to 2000, the Bank sold and issued shares of Bank common stock. These shares were exchanged for an equal number of shares of Company common stock in 2000. From 2001 to 2013, the Company conducted a number of private placements.

In addition, the Company has in place its DRIP, EIP, NSPP, and ESOP.

The Company adopted the DRIP in 2016. Under the DRIP, shares have been issued only to then Company shareholders who reside in Florida, pursuant to the intrastate offering exemption provided by Section 3(a)(1) of the Securities Act of 1933. The Company uses the DRIP to minimize the impact of cash dividends on the Company’s capital levels and ratios. Since 2019, the Company has issued through the DRIP 39,977 shares for consideration of $604,276.

The Company adopted the EIP in 2017, the NSPP in 2015, and the ESOP in 2018. The shares issued through the EIP, NSPP, and ESOP were issued pursuant to the employee and director benefit plan exemption contained in SEC Rule 701. Consistent with that exemption, the Company uses the EIP, NSPP, and ESOP to provide stock-based benefits and compensation to its directors and employees. Proceeds from these plans are retained at the holding company level to fund cash dividends, make interest payments, and pay holding company level expenses. Since 2019, the Company has issued through the EIP 11,200 shares for no cash consideration. Since 2019, the Company has issued through the NSPP 34,737 shares for consideration of $501,068. Since 2019, the Company has issued through the ESOP 6,339 shares for consideration of $106,698.

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